1
                                  SCHEDULE 13D
                                 (RULE 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
      RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)*
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 1

                               LOTUS PACIFIC, INC.
                                (Name of Issuer)

                          COMMON STOCK, $.001 PAR VALUE
                         (Title of Class of Securities)

                                   545714-10-7
                                 (CUSIP Number)

                   T.C.L. INDUSTRIES HOLDINGS (H.K.) CO., LTD.
                    RM. 1102, 11/F CHINACHEM TSUEN WAN PLAZA
                              457 CASTLE PEAK ROAD
                                 TSUEN WAN, N.T.
                                HONG KONG, CHINA

                                    Copy to:

                             CHARLES J. CONROY, ESQ.
                       MILBANK, TWEED, HADLEY & McCLOY LLP
                             1 CHASE MANHATTAN PLAZA
                               NEW YORK, NY 10005
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 April 27, 2001
             (Date of Event Which Requires Filing of This Statement) If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) of 13(d)-1(g), check the following box /X/

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are sent.


         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

   2
CUSIP No. 545714-10-7                13D                       Page 2 of 4 Pages

    1        NAME OF REPORTING PERSON
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
              Huizhou Municipal Government

     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) [ ]
                                                                  (b) [ ]
     3        SEC USE ONLY

     4        SOURCE
              OO

     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
              REQUIRED PURSUANT TO ITEM 2(d) OR 20(e)   [  ]
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Huizhou, Guangdong Province, People's Republic of China
                                           7        SOLE VOTING POWER
                                                    9,606,671
                  NUMBER OF
                    SHARES                 8        SHARED VOTING POWER
                 BENEFICIALLY
                   OWNED BY                         0
                     EACH
                  REPORTING                9        SOLE DISPOSITIVE POWER
                    PERSON
                     WITH                           9,606,671
                                           10       SHARED DISPOSITIVE POWER
                                                    0

     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               9,606,671

     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES    [ ]

     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              14.98%

     14       TYPE OF REPORTING PERSON

              OO

   3
CUSIP No. 545714-10-7                 13D                      Page 3 of 4 Pages
     1        NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
               TCL Holdings Co., Ltd.

     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) [ ]
                                                                  (b) [ ]
     3        SEC USE ONLY

     4        SOURCE
              OO

     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
              REQUIRED PURSUANT TO ITEM 2(d) OR 20(e)                 [ ]
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Huizhou, Guangdong Province, People's Republic of China
                                           7        SOLE VOTING POWER
                                                    9,606,671
                  NUMBER OF                8        SHARED VOTING POWER
                    SHARES
                 BENEFICIALLY                       0
                   OWNED BY
                     EACH                  9        SOLE DISPOSITIVE POWER
                  REPORTING
                    PERSON                          9,606,671
                     WITH
                                           10       SHARED DISPOSITIVE POWER
                                                    0

     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               9,606,671

     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES  [ ]

     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              14.98%

     14       TYPE OF REPORTING PERSON

              CO

   4
CUSIP No. 545714-10-7                 13D                      Page 4 of 4 Pages
     1        NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
              T.C.L. Industries Holdings (H.K.) Co., Ltd.

     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) [ ]
                                                                  (b) [ ]
     3        SEC USE ONLY

     4        SOURCE
              OO

     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
              REQUIRED PURSUANT TO ITEM 2(d) OR 20(e)                 [ ]
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Hong Kong, People's Republic of China

                                           7        SOLE VOTING POWER
                                                    9,606,671
                  NUMBER OF                8        SHARED VOTING POWER
                    SHARES
                 BENEFICIALLY                       0
                   OWNED BY
                     EACH                  9        SOLE DISPOSITIVE POWER
                  REPORTING
                    PERSON                          9,606,671
                     WITH
                                           10       SHARED DISPOSITIVE POWER
                                                    0

     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               9,606,671

     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES  [ ]

     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              14.98%

     14       TYPE OF REPORTING PERSON

              CO

   5
ITEM 1.  SECURITY AND ISSUER.

         The class of equity securities to which this statement on Schedule 13D (this "Statement") relates is the Common Stock, $.001 par value per share (the "Common Stock"), of Lotus Pacific, Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 200 Centennial Avenue, Suite 201, Piscataway, New Jersey 08854.

ITEM 2.  IDENTITY AND BACKGROUND.

         This Statement is being filed by the Huizhou Municipal Government (the "Huizhou Government"), TCL Holdings Co., Ltd., a Huizhou, People's Republic of China ("PRC") corporation ("Holdings"), and T.C.L. Industries Holdings (H.K.) Co., Ltd., a Hong Kong, PRC corporation ("TCL"). In this Statement, the Huizhou Government, Holdings and TCL may be referred to collectively as the "Reporting Persons."

         The Huizhou Government is a governmental body of the Guangdong Province located in Huizhou, Guangdong Province, PRC. The address of the Huizhou Government is 6 Yun Shan Xi Lu, North of River, Huizhou, Guangdong, PRC.

         Holdings is a Huizhou, Guangdong Province, PRC investment holding company that is 58.13%-owned by the Huizhou Government and 41.87%-owned by certain managers of TCL. The address of Holdings' business and principal office is No. 6 Er Ling Nan Lu, Huizhou, Guangdong, PRC.

         TCL is a Hong Kong, PRC investment holding company that is wholly-owned by Holdings. The address of TCL's business and principal office is Rm. 1102, 11/F Chinachem Tsuen Wan Plaza, 457 Castle Peak Road, Tsuen Wan, New Territories, Hong Kong, PRC.

         Information regarding the directors and executive officers of each of Holdings and TCL is attached hereto as Annex 1, which annex is hereby incorporated by reference. Unless otherwise indicated, each of the directors and executive officers of each of Holdings and TCL is a citizen of the PRC.

         During the last five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons listed on Annex 1 attached hereto, (1) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The 9,606,671 shares of Common Stock beneficially owned by the Reporting Persons (the "Shares") were purchased by TCL pursuant to a Share Exchange Agreement, dated as of July 19, 1999, by and among Travelway International Ltd., Evolving Investments Ltd., Yao Investment Corp. and Lotus International Holdings Corp. (collectively, the "Company Stockholders") and TCL (the "Share Exchange Agreement"). Pursuant to the Share Exchange Agreement, TCL transferred 3,750 ordinary shares of TCL Holdings (BVI) Co., Limited, a wholly-owned, indirect subsidiary of TCL, to the Company Stockholders in exchange for the Shares.

ITEM 4.  PURPOSE OF TRANSACTION.

         TCL acquired the Shares in the belief that the Shares were undervalued and represented a favorable investment opportunity. However, because it was taking such a large stake in the Company (14.98%), during the negotiation of the Share Exchange Agreement, TCL felt that it needed representation on the Board of Directors of the Company (the "Board") in order to have direct input into the Company's policies and future direction. At the time, it was very concerned about the Board's ability to enhance stockholder value and focus the Company on the long term interests of its stockholders. In response, the Company placed TCL's nominee, Mr. Li Dong Sheng, Chairman of the Board of TCL, on the slate of nominees that was eventually elected to the Board at the Company's 2000 Annual Meeting of Stockholders. Following Mr. Li's resignation as a director of the Company on June 5, 2000, the Company agreed to replace Mr. Li with another TCL nominee, Mr. Yan Yong. However, despite TCL's repeated requests, and the Company's assurances, more than ten months have passed and the Company has still not placed Mr. Yan on the Board. Further, as indicated in the preliminary proxy statement filed by the Company on April 19, 2001, in connection with its 2001 Annual Meeting of Stockholders, Mr. Yan is not one of the Company's nominees for election to the Board of the Company at the 2001 Annual

Meeting of Stockholders.

         As the largest stockholder of the Company, TCL believes that the Board's inaction is unacceptable and exemplifies the fact that the Board has lost sight of its fiduciary duty, which is to act as the steward of the stockholders' interests. This is especially true when viewed in light of the Company's languishing stock price. Since the date of the Share Exchange Agreement, the share price of the Common Stock has fallen more than 95 percent, from $12.38 to $0.60. Although the Company announced on November 20, 2000 its first-ever operating profit, the share price of the Common Stock has fallen since that date by 80 percent. TCL believes that this clearly demonstrates that the Board is not focused on what should be its main goal - to enhance stockholder value.

         Because TCL is not satisfied with either the Company's response to its repeated requests for representation on the Board or the performance of the Common Stock, it feels it has no other choice but to take action at the upcoming 2001 annual meeting of stockholders (the "Annual Meeting"). Accordingly, on April 27, 2001, TCL filed preliminary proxy materials with the Securities and Exchange Commission to the effect that TCL has proposed its own slate of nominees for election to the Board at the Annual Meeting in opposition to the Company's slate of nominees and will solicit proxies in favor of the election of such nominees. TCL's preliminary proxy materials also provide that TCL has proposed certain amendments to the By-Laws of the Company for adoption at the Annual Meeting so that the newly-elected Board has a fair opportunity to implement the changes necessary to bring about an improvement in the performance of the Common Stock and to enhance shareholder value, and will solicit proxies in favor of such amendments. To this end, TCL will communicate with other stockholders of the Company in order to determine if other stockholders will support TCL's views and nominees.

         Subject to applicable legal requirements and the factors referred to herein, the Reporting Persons may, from time to time, purchase additional shares of Common Stock or sell shares of Common Stock in open market or privately negotiated transactions. In determining whether to purchase additional shares or to sell shares, the Reporting Persons intend to consider and review various factors on a continuous basis, including the Company's financial condition, business and prospects, other developments concerning the Company, the price and availability of shares of Common Stock, other investment and business opportunities available to the Reporting Persons, developments with respect to the Reporting Person's business, and general economic, financial and stock market conditions. The Reporting Persons reserve the right to change their plans and intentions at any time, as they deem appropriate, and, to the knowledge of the Reporting Persons, each of the persons listed on Annex 1 to this Statement may make the same evaluation and may have the same reservation.

         Except as described above in this Item 4, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions enumerated in (a) - (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                  (a) Each of the Reporting Persons beneficially owns the Shares, which represent 14.98% of the outstanding shares of Common Stock.
                  (b) Each of the Reporting Persons has the sole power to vote, direct the voting of, dispose of and direct the disposition of the Shares.
                  (c) None of the Reporting Persons and, to the best knowledge of the Reporting Persons, none of the persons referred to in Annex 1 attached hereto have effected any transactions in the Common Stock during the past 60 days.

                  (d) The Reporting Persons have the sole right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

                  (e) Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except as described herein, none of the Reporting Persons nor any other person referred to in Annex 1 attached hereto has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         No.       Description

1. Letter of Responsibility Concerning Authorization of TCL Holdings Co., Ltd. as a Trial Enterprise to Operate State-Owned Assets dated May 12, 1997. Please see Exhibit 1 to the original Schedule 13D, which was filed with the Securities and Exchange Commission on April 25, 2001.

                                    SIGNATURE

         After reasonable inquiry and to the best knowledge and belief of each of the Reporting Persons, each such entity certifies that the information set forth in this Statement is true, complete and correct and agrees that this Statement is filed on behalf of each of them.


May 1, 2001


                                  HUIZHOU MUNICIPAL GOVERNMENT

                                  By:  /S/ Li Dong Sheng
                                       --------------------------------
                                  Name:    Li Dong Sheng
                                  Title:   Authorized Representative


                                  TCL HOLDINGS CO., LTD.

                                  By: /S/ Li Dong Sheng
                                      --------------------------------
                                  Name:   Li Dong Sheng
                                  Title:  Chairman of the Board

                                  T.C.L. INDUSTRIES HOLDINGS (H.K.) CO., LTD.

                                  By: /S/ Li Dong Sheng
                                      --------------------------------
                                  Name:   Li Dong Sheng
                                  Title:  Chairman of the Board

                                                                         ANNEX 1

              DIRECTORS AND EXECUTIVE OFFICERS OF HOLDINGS AND TCL

         The names, present principal occupations and business addresses of the directors and executive offices of each of Holdings and TCL are set forth below. If no address is given, the director's or executive officer's business address is either Holdings or TCL.


TCL HOLDINGS CO., LTD.
----------------------



NAME                      POSITION WITH HOLDINGS                 OTHER EMPLOYMENT                         ADDRESS
----                      ----------------------                 ----------------                         -------
                                                                                                No. 6 Er Ling Nan Lu, Huizhou,
Li Dong Sheng              Chairman & President                        N/A                      Guangdong, PRC


                                                                                                No. 6 Er Ling Nan Lu, Huizhou,
Yuan Xin Cheng             Vice President                              N/A                      Guangdong, PRC


                                                                                                No. 6 Er Ling Nan Lu, Huizhou,
Wu Ke                      Vice President                              N/A                      Guangdong, PRC



                                                                                                No. 6 Er Ling Nan Lu, Huizhou,
Zheng Chuan Lie            Vice President                              N/A                      Guangdong, PRC


                                                                                                No. 6 Er Ling Nan Lu, Huizhou,
Lu Zhong Li                Vice President                              N/A                      Guangdong, PRC


                                                                                                No. 6 Er Ling Nan Lu, Huizhou,
Wu Shi Hong                Vice President                              N/A                      Guangdong, PRC

                                                      General Manager                           No. 10 Da Ling Lu, Huizhou,
Gao Xiao Xian              Director                   TCL Communication Equipment Co.Ltd.       Guangdong, PRC

                                                                                                No. 19 District, Zhong Kai
                                                      General Manager                           Industrial Zone, Huizhou,
Hu Qiu Sheng               Director                   TCL King Electronics (Huizhou) Ltd.       Guangdong, PRC


                                                                                                No. 6 Er Ling Nan Lu, Huizhou,
Zhang Jian Wu              HR Manager                                  N/A                      Guangdong, PRC


                                                                                                No. 6 Er Ling Nan Lu, Huizhou,
Yu Yue Ming                Labor Relations Manager                     N/A                      Guangdong, PRC

                                                      General Manager                           No. 6 Er Ling Nan Lu, Huizhou,
Yang Li                    Director                   TCL King Electronics Sales Co. Ltd.       Guangdong, PRC

                                                      Vice General Manager                      No. 6 Er Ling Nan Lu, Huizhou,
Zhao Zhong Yao             Director                   TCL King Electronics Sales Co. Ltd.       Guangdong, PRC


NAME                      POSITION WITH HOLDINGS                 OTHER EMPLOYMENT                         ADDRESS
----                      ----------------------                 ----------------                         -------
                                                                 General Manager                No. 11-13 Hua Bian Ling Lu,
Wen Shang Lin             Director                               TCL International Electrical   Huizhou, Guangdong, PRC
                                                                 Appliances (Huizhou) Co. Ltd.

                                                                 General Manager                No. 6 Er Ling Nan Lu, Huizhou,
Yang Wei Qiang            Director                               TCL Computer Co. Ltd.          Guangdong, PRC



TCL INDUSTRIES HOLDINGS (HONG KONG) LTD.
----------------------------------------


NAME                      POSITION WITH TCL                          OTHER EMPLOYMENT                      ADDRESS
----                      -----------------                          ----------------                      -------

                                                                                                No. 6 Er Ling Nan Lu, Huizhou,
Li Dong Sheng             Chairman                                         N/A                  Guangdong, PRC


                                                          Vice President                        No. 6 Er Ling Nan Lu, Huizhou,
Wu Ke                     Director                        TCL Holdings Co. Ltd.                 Guangdong, PRC

                                                          Vice President                        No. 6 Er Ling Nan Lu, Huizhou,
Zheng Chuan Lie           Director                        TCL Holdings Co. Ltd.                 Guangdong, PRC

                                                          Vice President                        No. 6 Er Ling Nan Lu, Huizhou,
Lu Zhong Li               Director                        TCL Holdings Co. Ltd.                 Guangdong, PRC


Chen Dao Liang            Director                        Vice General manager                  13/F, 8 Tai Chung Rd., Tsuen
                                                          TCL Electronics (HK) Ltd.             Wan, HK, PRC


                                                                                                Rm. 1102, 11/F Chinachem, Tseun
Wong Sik Yau              General Manager                                  N/A                  Wan Plaza, 457 Castle Peak Rd.,
                                                                                                Tsuen Wan, HK, PRC

                                  EXHIBIT INDEX
                                  -------------

1. Letter of Responsibility Concerning Authorization of TCL Holdings Co., Ltd. as a Trial Enterprise to Operate State-Owned Assets dated May 12, 1997. Please see Exhibit 1 to the original Schedule 13D, which was filed with the Securities and Exchange Commission on April 25, 2001.